John A. Good PHONE: (901) 543-5901 FAX: (888) 543-4644 E-MAIL: jgood@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

May 31, 2012

Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	HMS Income Fund, Inc.

Registration Statement on Form N-2, as amended

File No. 333-178548

Dear Mr. Bartz:

On behalf of HMS Income Fund, Inc. (the “Company”) and in response to the oral comment received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 9 and May 11, 2012, via teleconferences, relating to the Company’s Registration Statement on Form N-2, as amended (File No. 333-178548) (the “Registration Statement”), we submit this letter containing the Company’s response to the Staff’s comment. For your convenience, we have set forth below the Staff’s comment followed by the Company’s response in bold.

Comment: The Commission acknowledges the Company’s modification of the disclosure regarding the inability to collect payment-in-kind (“PIK”) interest, partially or in its entirety, in the event that the debt principal for such investment is not paid in full. In addition, please disclose that if the Company’s investment adviser has collected a fee on an investment that provides for PIK, and such investment fails, the Company’s investment adviser would not be required to re-pay the fee that it received with respect to such investment.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure on pages 41 and 64 of the Registration Statement. The disclosure provides that if the Company’s investment adviser has collected a fee on an investment that provides for PIK, and such investment fails, the Company’s investment adviser would not be required to re-pay the fee that it received with respect to such investment.

bassberry.com

May 31, 2012

Should you have any questions, please contact me via phone at (901) 543-5901 or via email at jgood@bassberry.com.

Sincerely,

/s/ John A. Good

John A. Good